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                         Amendment to the By-Laws
                                    of
        Credit Suisse Warburg Pincus European Equity Fund, Inc.

Pursuant to Article VIII of the By-Laws of Credit Suisse Warburg Pincus European Equity Fund, Inc., the name has changed to Credit Suisse European Equity Fund, Inc.

Dated the 12th day of December, 2001